Exhibit 1

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn (unless noted)
2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200 Fax: (306) 956-6201
Cameco Elects Two New Board Members
Saskatoon, Saskatchewan, Canada, May 17, 2011 . . . . . . . . . . . . .
Cameco (TSX: CCO; NYSE: CCJ) has announced the election of 13 board members at its annual meeting today, including two new members — incoming CEO Tim Gitzel and Daniel Camus of Paris, France.
Gitzel joined Cameco as chief operating officer in early 2007 and was promoted to president in May, 2010. Gitzel will replace Gerald Grandey on the board, when he retires as Cameco’s CEO on June 30, 2011.
Daniel Camus is the former group chief financial officer and head of strategy and international activities for the French-based Electricité de France SA.
“Besides his understanding of the electrical utility and nuclear power industries, we expect Daniel will bring valuable insight into markets in Asia and other places where the future growth of nuclear will take place,” said board chair Victor Zaleschuk.
Shareholders re-elected board members John Clappison, Joe Colvin, James Curtiss, Donald Deranger, James Gowans, Gerald Grandey, Nancy Hopkins, Oyvind Hushovd, Anne McLellan, Neil McMillan and Victor Zaleschuk.
The annual meeting also marked the retirement of George Ivany, who served 12 years on the Cameco board. Ivany was a former president of the University of Saskatchewan.
“George brought to the board his training as a scientist and his insight into governance from his days in academia,” said Zaleschuk.
Profile
Cameco, with its head office in Saskatoon, Saskatchewan, is one of the world’s largest uranium producers. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
As used in this news release, “Cameco” or the “company” means Cameco Corporation, a Canadian corporation and its subsidiaries and affiliates unless stated otherwise.
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